NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

07028976

FILE No.
82-4749

December 20, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2007
WASH, D.C.
202

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 20, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for D. MacAulay
Barb O'Neill

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

1/14

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE | DECEMBER 20, 2007

News Release: **07-17** | Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has been completed at the Taylor Brook property in Newfoundland. Eight holes totaling 1000 meters have been drilled. Samples from drill holes 1 to 4 have been sent to Eastern Analytical in Springdale, Newfoundland, for assay. Samples from holes 5 to 8 are being processed and will be delivered to the lab shortly. Assay results are expected in January.

The company is very pleased with the first pass drill test of the Taylor Brook property. Drilling has expanded the size of the mafic to ultramafic body which hosts sulfide mineralization, and numerous sulfide-bearing zones have been encountered in drilling. Down hole geophysical surveying of select drill holes is planned for January.

Photographs of the drill program will be posted on our website (www.naminco.ca) shortly.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, or alternatively issuing the equivalent market value of the Company's shares at its election, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"

Shane Ebert
President/Director

Northern Abitibi Mining Corp.

FILE No. 82-4749

Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — **December 20, 2007**

News Release: **07-17** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has been completed at the Taylor Brook property in Newfoundland. Eight holes totaling 1000 meters have been drilled. Samples from drill holes 1 to 4 have been sent to Eastern Analytical in Springdale, Newfoundland, for assay. Samples from holes 5 to 8 are being processed and will be delivered to the lab shortly. Assay results are expected in January.

The company is very pleased with the first pass drill test of the Taylor Brook property. Drilling has expanded the size of the mafic to ultramafic body which hosts sulfide mineralization, and numerous sulfide-bearing zones have been encountered in drilling. Down hole geophysical surveying of select drill holes is planned for January.

Photographs of the drill program will be posted on our website (www.naminco.ca) shortly.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, or alternatively issuing the equivalent market value of the Company's shares at its election, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"

Shane Ebert
President/Director

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 20, 2007**

News Release: **07-17** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING IS COMPLETE AT NORTHERN ABITIBI'S TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling has been completed at the Taylor Brook property in Newfoundland. Eight holes totaling 1000 meters have been drilled. Samples from drill holes 1 to 4 have been sent to Eastern Analytical in Springdale, Newfoundland, for assay. Samples from holes 5 to 8 are being processed and will be delivered to the lab shortly. Assay results are expected in January.

The company is very pleased with the first pass drill test of the Taylor Brook property. Drilling has expanded the size of the mafic to ultramafic body which hosts sulfide mineralization, and numerous sulfide-bearing zones have been encountered in drilling. Down hole geophysical surveying of select drill holes is planned for January.

Photographs of the drill program will be posted on our website (www.naminco.ca) shortly.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by issuing 500,000 shares (200,000 shares already issued) of Northern Abitibi, paying $200,000 cash, or alternatively issuing the equivalent market value of the Company's shares at its election, and spending $1,200,000 on exploration over 4 years. A description of the Taylor Brook project and results of the summer field programs can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release. The drill program is supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo.

"Shane Ebert"

Shane Ebert
President/Director

END